

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2019

Michael B. Lucareli
Chief Financial Officer
MODINE MANUFACTURING CO
1500 DeKoven Avenue
Racine, Wisconsin 53403

      Re: MODINE MANUFACTURING CO
          Form 10-K for the Year Ended March 31, 2019
          Filed May 23. 2019
          File No. 001-01373

Dear Mr. Lucareli:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Diana Henes